FORM 11-K


               ANNUAL REPORT PURSUANT TO SECTION 15(D)
               OF THE SECURITIES EXCHANGE ACT OF 1934
                      for the fiscal year ended
                          December 31, 1993
                     Commission File No. 33-2098


                    CBS EMPLOYEE INVESTMENT FUND
                      (Full title of the plan)

                              CBS INC.
              51 West 52 Street, New York, N.Y.  10019
       (Name of issuer of the securities held pursuant to the
         plan and address of its principal executive office)

                                            11-K-Financial Statements


Financial Statements and Exhibit

The following are filed as a part of this annual report:

(a)  Financial statements.

                                                          Page Number

Report of independent certified public accountants            F-1

Financial Statements:
  Statements of Net Assets Available for
    Benefits as of December 31, 1993 and 1992                 F-3
  Statements of Changes in Net Assets Available for
    Plan Benefits for the years ended December 31,
    1993 and 1992                                             F-5
  Notes to Financial Statements                               F-7

Schedules:
  Schedule I - Investments as of December 31,
    1993                                                      S-1

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the Board of Directors of CBS Inc., administrator of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                CBS EMPLOYEE INVESTMENT FUND




Date:  June 28, 1994              BY ___________________________
                                    Louis J. Rauchenberger, Jr.
                                  Vice President and Treasurer
                                            CBS Inc.

                                            11-K-Financial Statements

         REPORT of INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                               _______


To the Retirement Plans Committee of the
  Board of Directors of
CBS Inc. and Participants of the
CBS Employee Investment Fund:


We have audited the accompanying Statements of Net Assets Available for Benefits of the CBS EMPLOYEE INVESTMENT FUND (the "Plan") as of December 31, 1993 and 1992, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CBS Employee Investment Fund as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

                                            11-K-Financial Statements

As discussed in Note 2 to the financial statements, in 1993 the Plan changed its method of accounting for withdrawals.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment at December 31, 1993 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental schedule of assets has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                COOPERS & LYBRAND


New York, New York
June 28, 1994

                                            11-K-Financial Statements



                  CBS EMPLOYEE INVESTMENT FUND

         STATEMENT of NET ASSETS AVAILABLE for BENEFITS

                     as of December 31, 1993
                             _______


                                          Equity      Fixed Income
                                         (Fund A)       (Fund B)
Assets:
  Cash                                $     516,000

  Investments, at fair value
    (Notes 2 and 5)                     129,016,000   $275,217,000

  Loans to participants

  Contributions receivable:
    Employee                                 20,000         85,000

  Interest and dividends receivable         174,000

  Interfund receivable                        6,000

          Total assets                  129,732,000    275,302,000

Liabilities:
  Payable to brokers for unsettled
    trades                                  362,000

  Interfund payable                          45,000         94,000

          Total liabilities                 407,000         94,000

          Net assets available
            for benefits               $129,325,000   $275,208,000





             The accompanying notes are an integral
               part of the financial statements.

                             F-3-1

                                            11-K-Financial Statements



                  CBS EMPLOYEE INVESTMENT FUND

           STATEMENT of NET ASSETS AVAILABLE BENEFITS

                     as of December 31, 1993
                             _______


                                          CBS Inc.      CBS Inc.
                                        Contribution  Common Stock
                                          (Fund C)      (Fund D)
Assets:
  Cash

  Investments, at fair value
    (Notes 2 and 5)                      $171,594,000  $12,412,000

  Loans to participants

  Contributions receivable:
    Employee                                                15,000

  Interest and dividends receivable             2,000

  Interfund receivable                        104,000       17,000

          Total assets                    171,700,000   12,444,000

Liabilities:
  Payable to brokers for unsettled
    trades

  Interfund payable                             6,000

          Total liabilities                     6,000

          Net assets available
            for benefits                 $171,694,000  $12,444,000



             The accompanying notes are an integral
               part of the financial statements.

                             F-3-2

                                            11-K-Financial Statements



                  CBS EMPLOYEE INVESTMENT FUND

         STATEMENT of NET ASSETS AVAILABLE for BENEFITS

                     as of December 31, 1993
                             _______


                                              Loan
                                Composite   Provision
                                 (Fund E)      Fund        Total
Assets:
  Cash                                                 $    516,000

  Investments, at fair value
    (Notes 2 and 5)            $4,296,000  $   47,000   592,582,000

  Loans to participants                     2,252,000     2,252,000

  Contributions receivable:
    Employee                        5,000                   125,000

  Interest and dividends
    receivable                      1,000                   177,000

  Interfund receivable             18,000                   145,000

          Total assets          4,320,000   2,299,000   595,797,000

Liabilities:
  Payable to brokers for
    unsettled trades                                        362,000

  Interfund payable                                         145,000

          Total liabilities                                 507,000

          Net assets available
            for benefits       $4,320,000  $2,299,000  $595,290,000



             The accompanying notes are an integral
               part of the financial statements.

                              F-3-3

                                            11-K-Financial Statements



                  CBS EMPLOYEE INVESTMENT FUND

         STATEMENT of NET ASSETS AVAILABLE for BENEFITS

                     as of December 31, 1992
                             _______


                                           Equity      Fixed Income
                                          (Fund A)       (Fund B)
Assets:
  Cash                                   $    849,000

  Investments, at fair value
    (Notes 2 and 5)                       107,300,000   $248,952,000

  Receivable from broker for unsettled
    trades                                  1,367,000

  Interest and dividends receivable           128,000

  Interfund receivable                                       149,000

          Total assets                    109,644,000    249,101,000

Liabilities:
  Distributions and withdrawals
    payable                                   382,000      1,147,000

  Payable to brokers for unsettled
    trades                                    173,000

  Interfund payable                            12,000

          Total liabilities                   567,000      1,147,000

          Net assets available
            for benefits                 $109,077,000   $247,954,000


             The accompanying notes are an integral
               part of the financial statements.

                             F-4-1

                                            11-K-Financial Statements



                  CBS EMPLOYEE INVESTMENT FUND

         STATEMENT of NET ASSETS AVAILABLE for BENEFITS

                     as of December 31, 1992
                             _______


                                           CBS Inc.      CBS Inc.
                                         Contribution  Common Stock
                                           (Fund C)      (Fund D)
Assets:
  Cash                                    $   159,000

  Investments, at fair value
    (Notes 2 and 5)                       112,767,000   $7,579,000

  Receivable from broker for unsettled
    trades

  Interest and dividends receivable             3,000

  Interfund receivable

          Total assets                    112,929,000    7,579,000

Liabilities:
  Distributions and withdrawals
    payable                                   239,000       31,000

  Payable to brokers for unsettled
    trades

  Interfund payable                            98,000       39,000

          Total liabilities                   337,000       70,000

          Net assets available
            for benefits                 $112,592,000   $7,509,000



             The accompanying notes are an integral
               part of the financial statements.

                             F-4-2

                                            11-K-Financial Statements



                  CBS EMPLOYEE INVESTMENT FUND

         STATEMENT of NET ASSETS AVAILABLE for BENEFITS

                     as of December 31, 1992
                             _______




                                                           Total
Assets:
  Cash                                                $  1,008,000

  Investments, at fair value
    (Notes 2 and 5)                                    476,598,000

  Receivable from broker for unsettled
    trades                                               1,367,000

  Interest and dividends receivable                        131,000

  Interfund receivable                                     149,000

          Total assets                                 479,253,000

Liabilities:
  Distributions and withdrawals
    payable                                              1,799,000

  Payable to brokers for unsettled
    trades                                                 173,000

  Interfund payable                                        149,000

          Total liabilities                              2,121,000

          Net assets available
            for benefits                              $477,132,000




             The accompanying notes are an integral
               part of the financial statements.

                             F-4-3

                                            11-K-Financial Statements

                  CBS EMPLOYEE INVESTMENT FUND

    STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS

              for the year ended December 31, 1993
                             _______

                                            Equity     Fixed Income
                                           (Fund A)      (Fund B)

Additions:
  Contributions (Note 3):
    Employer
    Employee                             $  8,276,000  $ 12,507,000

  Loan repayments                              32,000        75,000

  Received from Midwest Communications,
    Inc. (Note 1)                                         1,166,000

  Investment income:
    Dividends                               2,735,000
    Interest                                  130,000    22,003,000
    Other                                      31,000

                                           11,204,000    35,751,000

Distributions and withdrawals (Note 4)     (4,452,000)  (12,216,000)

Appreciation of investments, net (Note 5)  15,153,000

Loans to participants                        (867,000)   (1,363,000)

Net transfers among funds (Note 4)         (1,172,000)    3,935,000

          Net additions before
            cumulative effect              19,866,000    26,107,000

Cumulative effect of accounting change
  (Note 2)                                    382,000     1,147,000

          Net additions                    20,248,000    27,254,000

Net assets available for
  benefits, beginning of year             109,077,000   247,954,000

          Net assets available for
            benefits, end of year        $129,325,000  $275,208,000


             The accompanying notes are an integral
               part of the financial statements.

                             F-5-1

                                            11-K-Financial Statements

                  CBS EMPLOYEE INVESTMENT FUND

    STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS

              for the year ended December 31, 1993
                             _______

                                          CBS Inc.       CBS Inc.
                                        Contribution   Common Stock
                                          (Fund C)       (Fund D)
Additions:
  Contributions (Note 3):
    Employer                             $  8,820,000
    Employee                                            $ 1,767,000

  Loan repayments                                             5,000

  Received from Midwest Communications,
    Inc. (Note 1)

  Investment income:
    Dividends                                 748,000        52,000
    Interest                                   18,000         4,000
    Other

                                            9,586,000     1,828,000

Distributions and withdrawals (Note 4)     (4,763,000)     (489,000)

Appreciation of investments, net (Note 5)  60,040,000     4,197,000

Loans to participants                                      (155,000)

Net transfers among funds (Note 4)         (6,000,000)     (477,000)

          Net additions before
            cumulative effect              58,863,000     4,904,000

Cumulative effect of accounting change
  (Note 2)                                    239,000        31,000

          Net additions                    59,102,000     4,935,000

Net assets available for
  benefits, beginning of year             112,592,000     7,509,000

          Net assets available for
            benefits, end of year        $171,694,000   $12,444,000



             The accompanying notes are an integral
               part of the financial statements.

                              F-5-2
                                            11-K-Financial Statements

                  CBS EMPLOYEE INVESTMENT FUND

    STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS

              for the year ended December 31, 1993
                             _______

                                               Loan
                                Composite    Provision
                                (Fund E)        Fund        Total

Additions:
  Contributions (Note 3):
    Employer                                           $  8,820,000
    Employee                  $  593,000                 23,143,000

  Loan repayments                  7,000  ($  119,000)       -

  Received from Midwest
    Communications, Inc.
    (Note 1)                                              1,166,000

  Investment income:
    Dividends                                             3,535,000
    Interest                       3,000       32,000    22,190,000
    Other                                                    31,000
                                 603,000      (87,000)   58,885,000

Distributions and withdrawals
  (Note 4)                       (11,000)               (21,931,000)

Appreciation of investments,
  net (Note 5)                    15,000                 79,405,000

Loans to participants             (1,000)   2,386,000        -

Net transfers among funds
  (Note 4)                     3,714,000                     -
          Net additions before
            cumulative effect  4,320,000    2,299,000   116,359,000

Cumulative effect of account-
  ing change (Note 2)                                     1,799,000
          Net additions        4,320,000    2,299,000   118,158,000

Net assets available for
  benefits, beginning of year                           477,132,000
          Net assets available
            for benefits,
            end of year       $4,320,000   $2,299,000  $595,290,000

             The accompanying notes are an integral
               part of the financial statements.

                             F-5-3
                                            11-K-Financial Statements


                  CBS EMPLOYEE INVESTMENT FUND

    STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS

              for the year ended December 31, 1992
                             _______


                                           Equity     Fixed Income
                                          (Fund A)      (Fund B)

Additions:
  Contributions (Note 3):
    Employer

    Employee                            $ 6,921,000   $ 12,953,000

  Received from Midwest Communications,
    Inc. Plans (Note 1)                   1,992,000      1,059,000

  Investment income:
    Dividends                             1,998,000

    Interest                                162,000     20,492,000

    Other                                    25,000

                                         11,098,000     34,504,000

Distributions and withdrawals (Note 4)   (5,290,000)   (16,292,000)

Appreciation of investments, net
  (Note 5)                               17,812,000

Net transfers among funds (Note 4)       (4,429,000)    11,009,000

          Net additions                  19,191,000     29,221,000

Net assets available for
  benefits, beginning of year            89,886,000    218,733,000

          Net assets available for
            benefits, end of year      $109,077,000   $247,954,000


             The accompanying notes are an integral
               part of the financial statements.


                              F-6-1
                                            11-K-Financial Statements


                  CBS EMPLOYEE INVESTMENT FUND

    STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS

              for the year ended December 31, 1992
                             _______


                                           CBS Inc.      CBS Inc.
                                         Contribution  Common Stock
                                           (Fund C)      (Fund D)

Additions:
  Contributions (Note 3):
    Employer                              $ 8,331,000

    Employee                                            $1,495,000

  Received from Midwest Communications,
    Inc. Plans (Note 1)                                     71,000

  Investment income:
    Dividends                                 601,000       39,000

    Interest                                   28,000        6,000

    Other                                       1,000

                                            8,961,000    1,611,000

Distributions and withdrawals (Note 4)     (4,753,000)    (442,000)

Appreciation of investments, net
  (Note 5)                                 27,748,000    1,767,000

Net transfers among funds (Note 4)         (5,632,000)    (948,000)

          Net additions                    26,324,000    1,988,000

Net assets available for
  benefits, beginning of year              86,268,000    5,521,000

          Net assets available for
            benefits, end of year        $112,592,000   $7,509,000


             The accompanying notes are an integral
               part of the financial statements.


                              F-6-2
                                            11-K-Financial Statements



                  CBS EMPLOYEE INVESTMENT FUND

    STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS

              for the year ended December 31, 1992
                             _______



                                                           Total
Additions:
  Contributions (Note 3):
    Employer                                          $  8,331,000

    Employee                                            21,369,000

  Received from Midwest Communications,
    Inc. Plans (Note 1)                                  3,122,000

  Investment income:
    Dividends                                            2,638,000

    Interest                                            20,688,000

    Other                                                   26,000

                                                        56,174,000

Distributions and withdrawals (Note 4)                 (26,777,000)

Appreciation of investments, net
  (Note 5)                                              47,327,000

Net transfers among funds (Note 4)                          -

          Net additions                                 76,724,000

Net assets available for
  benefits, beginning of year                          400,408,000

          Net assets available for
            benefits, end of year                     $477,132,000





             The accompanying notes are an integral
               part of the financial statements.

                                 F-6-3
                                            11-K-Financial Statements

                  CBS EMPLOYEE INVESTMENT FUND

                  NOTES to FINANCIAL STATEMENTS
                             _______

 1.  Description of the Plan:

     The Plans were established by the Company to provide a convenient way for employees of the Company and individuals involved in the pooled news project to save and invest for their future financial needs and to participate in the growth of the Company through ownership of Company stock purchased for participants by the Company.

     All employees of the Company, individuals involved in the pooled news project, and certain of its subsidiaries in the United States, as well as U.S. citizens abroad, who are employed on a full-time or regularly scheduled part-time basis in executive, non-union office and hourly positions, are eligible to partic-ipate upon completing one year of Company service. Other groups designated by the Company or by the terms of a collective bargaining agreement with the Company are also eligible. Participants should refer to the Plan agreement for a complete description.

     Effective July 1, 1993, two plan amendments were made to the CBS Employee Investment Fund (the "Plan"). A new investment fund, Fund E (Composite Fund), was added to allow participants to have their contributions invested in common stock, fixed income securities, and cash, in proportions determined by the Investment Manager, in accordance with objectives which seek to minimize risk and enhance returns.

     Additionally, a loan provision was added to the Plan to allow employees to borrow from their account without incurring a taxable event. Participants may request loans for a minimum of $1,000, but not to exceed the lesser of $50,000 (reduced by the highest outstanding balance of any loan from the Plan during the one-year period ending on the date before the date such loan is made) or one-half of the market value of the vested portions of all the participant's separate accounts on the date of the loan. No more than one loan may be made per year, and not more than two loans may be outstanding in any one year. Where a participant has two loans, one of the outstanding loans must be for the purpose of purchasing a primary residence. Loans may not be made from Fund C (CBS Inc. Contribution Fund).

     The loans bear interest based on the latest quarterly blended rate for Fund B (Fixed Income Fund) as of the valuation date of the quarter preceding the loan effective date. The loans must be repaid within five years, with the exception of a loan used to acquire a primary residence, for which repayment is not to exceed fifteen years. In the event of a default on a loan payment, all remaining payments are considered immediately due and payable.

                              F-7

     Additionally, the Plan was amended effective December 30, 1993, to allow the Fund A and Fund E managers to invest in CBS stock.

     Following CBS's acquisition of substantially all the assets and liabilities of Midwest Communications, Inc. ("Midwest") on February 5, 1992, the Retirement Plans Committee of CBS Inc. became the administrator of Midwest's Retirement Savings Plan and the WCCO-TV, Inc. AFTRA 401(K) Plan. The AFTRA 401(K) Plan was merged into the CBS Employee Investment Fund (the "Plan") as of September 1, 1992, when 36 participants and approximately $314,000 were transferred to the Plan. In addition, on May 1, 1992 and September 1, 1992, approximately $2,418,000 and $390,000, respectively, were transferred into the Plan from the Midwest Communications, Inc. Retirement Savings Plan. Thus, a total of approximately $3,122,000 was transferred into the Plan during 1992. An additional $1,166,000 was transferred in on November 1, 1993 when another 37 participants were transferred into the Plan from the Midwest Communications, Inc. Retirement Savings Plan. This was done in order to allow all eligible former Midwest Communications, Inc. employees to invest in the Plan. The transfer will not change plan benefits as specified in the Plan Agreement.

     The investments of the CBS Employee Investment Fund Plan and the CBS News Special Projects Inc. Employee Investment Fund (the "News Plan") are held in the same trust to establish a Master Investment Fund Trust ("Master Trust"). Investments held by the News Plan as of December 31, 1992 and December 31, 1993, approximate 1% of total Master Trust assets.

 2.  Statement of Significant Accounting Policies:

     Basis of Accounting:
     The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

     Cumulative Effect of Change in Accounting for Withdrawals:
     In July 1993, the American Institute of Certified Public Accountants ("AICPA") issued an audit guide entitled "Audits of Employee Benefit Plans" (the "Guide"). The Guide states that amounts allocated to accounts of persons who have elected to withdraw from a plan, but have not yet been paid as of year-end, should not be reported as a liability on the statement of net assets available for benefits.

     In accordance with the Guide, effective January 1, 1993, the Plan changed its method of accounting for withdrawals such that all amounts elected to be withdrawn from the Plan by participants are no longer recorded as a liability in the Statement of Net Assets Available for Benefits. The cumulative effect of this accounting change, as of January 1, 1993, increased plan equity by approximately $1,799,000. The effect in the current period was a net decrease in 1993 withdrawals of approximately $384,000 and an increase in plan equity of approximately $2,183,000.


                               F-8





     Investment Valuation:
     Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price; participations in pooled trust funds are stated at the Trust's beneficial interest in the aggregate fair value of assets held by the particular fund as reported by the Plan's fund manager. The carrying value of the Plan's investment in guaranteed annuity contracts and guaranteed investment contracts is cost plus accrued interest.

     An individual participant's interest in the funds of the Plan is represented by the dollar value of their individual account.

     Investment Transactions and Investment Income:
     Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on average cost.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     Investments are stated at fair value and the net change in the appreciation or depreciation, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is reflected in the Statement of Changes in Net Assets Available for Benefits.




3.  Contributions:

     Contributions from employees and the Company are recorded in the periods the Company makes payroll deductions from participants. Employee participation in the Plan is voluntary and contributions consist of two types:

       Required "Basic Employee Contributions" are equivalent to amounts between 1 per cent and 2-1/2 per cent of base annual salary and may be increased to 3 per cent if the total of a participant's age and years of service equals 55 and to 4 per cent if the participant also has attained age 50. These basic contributions are fully matched by the Company. The contribu-tions may be treated as after-tax or before-tax contributions. Participants may also make additional voluntary "Supplemental Employee Contributions" up to a combined total (Basic plus Supplemental Contributions) of 12-1/2 per cent of base pay.

     Company contributions become vested at the rate of 33-1/3 per cent per annum until fully vested after three years of employment.

     The overall maximum annual contribution to the Plan for a participant, including before-tax, after-tax and Company matching contributions, is $30,000.

     Employee contributions are applied to any combination of the following four funds (in increments of 0.5% of annual base salary as designated by the employee): an equity fund (Fund A); a fixed income fund (Fund B); a CBS Inc. common stock fund (Fund
     D) and a composite Fund (Fund E). Company contributions are applied to a fifth fund (Fund C) which invests in Company common stock. All employer and employee contributions are subject to specified limitations as described in the Employee Retirement Income Security Act of 1974 ("ERISA") and other applicable federal and state laws.

 4.  Distributions:

     Upon termination, participants have the option of receiving payment of their account balance in Funds A, B, D and E and the vested portion of Fund C immediately or in monthly payments over a length of time not to exceed 240 months. For terminated participants who have an account balance in excess of $3,500, an option is available to leave their account balance in the Plan and have it distributed at any valuation date up to the time they reach age 70.

     Non-vested employer contributions are forfeited upon termination and revert to the Company. These amounts are used to reduce future required employer contributions.



                             F-10









     Plan participants may make a withdrawal from their basic account (Funds A, B, D and E) once in a five-year period. A second withdrawal from the participant's basic account within the same five-year period will require the participant's contributions (and employer-matching contributions) to be suspended for one year. Withdrawals from a participant's supplemental account (Funds A, B, D and E) are permitted twice in a calendar year.

     Further restrictions apply for participants who withdraw before-tax contributions prior to age 59-1/2. Under these circum-stances, withdrawal can only be made in the case of financial hardship and only if the money is not reasonably available from other sources.

     Participants who are 55 years old or older may elect to transfer their account balance from the CBS Inc. Contribution Fund (Fund
     C) to the Fixed Income Fund (Fund B). This election can only be made twice during their participation in the Plan and these transferred amounts are not permitted to be withdrawn except upon termination or retirement.

     The Tax Reform Act of 1986 imposed a 10 per cent penalty on certain withdrawals and distributions made before the participant reaches age 59-1/2.

     Participants were given the option to request loans from their accounts in 1993. See Note 1 for summary description.


5.  Investments:

     Investments held by the Plan at December 31, 1993 and 1992 are summarized in the following table. Investments that represent 5 per cent or more of Plan equity are separately identified:

                                                   Equity
                                                  (Fund A)
                                            Fair Value      Cost
      1993:
        Common stocks:
          CBS Inc. common

          Other                            $126,388,000 $94,053,000

        Money market funds*                   2,628,000   2,628,000

        Value of interest in unallocated
          insurance contracts

        Guaranteed mortgage contract

        Commingled fund

                                           $129,016,000 $96,681,000

      1992:
        Common stocks:
          CBS Inc. common

          Other                            $102,239,000 $75,176,000

        Preferred stock                       1,167,000     958,000

        Value of interest in unallocated
          insurance contracts

        Guaranteed mortgage contract

        Money market funds*                     394,000     394,000

        Corporate debt                        3,500,000   3,500,000

                                           $107,300,000 $80,028,000

 * At estimated fair value.


                              F-12-1

5.  Investments:

     Investments held by the Plan at December 31, 1993 and 1992 are summarized in the following table. Investments that represent 5 per cent or more of Plan equity are separately identified:

                                               Fixed Income
                                                 (Fund B)
                                           Fair Value       Cost

      1993:
        Common stocks:
          CBS Inc. common

          Other

        Money market funds*

        Value of interest in unallocated
          insurance contracts            $205,021,000  $205,021,000

        Guaranteed mortgage contract       70,196,000    70,196,000

        Commingled fund

                                         $275,217,000  $275,217,000
      1992:
        Common stocks:
          CBS Inc. common

          Other

        Preferred stock

        Value of interest in unallocated
          insurance contracts            $184,552,000  $184,552,000

        Guaranteed mortgage contract       64,400,000    64,400,000

        Money market funds*

        Corporate debt

                                         $248,952,000  $248,952,000

 * At estimated fair value.


                              F-12-2

5.  Investments:

     Investments held by the Plan at December 31, 1993 and 1992 are summarized in the following table. Investments that represent 5 per cent or more of Plan equity are separately identified:

                                                 CBS Inc.
                                               Contribution
                                                (Fund C)
                                           Fair Value      Cost
      1993:
        Common stocks:
          CBS Inc. common                $170,920,000   $65,430,000

          Other

        Money market funds*                   674,000       674,000

        Value of interest in unallocated
          insurance contracts

        Guaranteed mortgage contract

        Commingled fund

                                         $171,594,000   $66,104,000
      1992:
        Common stocks:
          CBS Inc. common                $112,641,000   $64,687,000

          Other

        Preferred stock

        Value of interest in unallocated
          insurance contracts

        Guaranteed mortgage contract

        Money market funds*                   126,000       126,000

        Corporate debt

                                         $112,767,000   $64,813,000

      * At estimated fair value.


                             F-12-3

5.  Investments:

     Investments held by the Plan at December 31, 1993 and 1992 are summarized in the following table. Investments that represent 5 per cent or more of Plan equity are separately identified:

                                                  CBS Inc.
                                                Common Stock
                                                 (Fund D)
                                           Fair Value      Cost
      1993:
        Common stocks:
          CBS Inc. common                 $12,303,000    $7,300,000

          Other

        Money market funds*                   109,000       109,000

        Value of interest in unallocated
          insurance contracts

        Guaranteed mortgage contract

        Commingled fund

                                          $12,412,000    $7,409,000
      1992:
        Common stocks:
          CBS Inc. common                 $ 7,502,000    $6,588,000

          Other

        Preferred stock

        Value of interest in unallocated
          insurance contracts

        Guaranteed mortgage contract

        Money market funds*                    77,000        77,000

        Corporate debt

                                          $ 7,579,000    $6,665,000

      * At estimated fair value.


                              F-12-4

5.  Investments:

     Investments held by the Plan at December 31, 1993 and 1992 are summarized in the following table. Investments that represent 5 per cent or more of Plan equity are separately identified:

                                                 Composite
                                                 (Fund E)
                                           Fair Value      Cost
      1993:
        Common stocks:
          CBS Inc. common

          Other

        Money market funds*                $1,011,000    $1,011,000

        Value of interest in unallocated
          insurance contracts

        Guaranteed mortgage contract

        Commingled fund                     3,285,000     3,271,000

                                           $4,296,000    $4,282,000
      1992:
        Common stocks:
          CBS Inc. common                  $             $

          Other

        Preferred stock

        Value of interest in unallocated
          insurance contracts

        Guaranteed mortgage contract

        Money market funds*

        Corporate debt

                                           $             $


      * At estimated fair value.

                               F-12-5

5.  Investments:

     Investments held by the Plan at December 31, 1993 and 1992 are summarized in the following table. Investments that represent 5 per cent or more of Plan equity are separately identified:

                                                    Loan
                                                  Provision
                                                    Fund
                                           Fair Value      Cost
      1993:
        Common stocks:
          CBS Inc. common

          Other

        Money market funds*                 $47,000       $47,000

        Value of interest in unallocated
          insurance contracts

        Guaranteed mortgage contract

        Commingled fund

                                            $47,000       $47,000
      1992:
        Common stocks:
          CBS Inc. common                   $             $

          Other

        Preferred stock

        Value of interest in unallocated
          insurance contracts

        Guaranteed mortgage contract

        Money market funds*

        Corporate debt

                                            $             $

      * At estimated fair value.


                              F-12-6

5.  Investments:

     Investments held by the Plan at December 31, 1993 and 1992 are summarized in the following table. Investments that represent 5 per cent or more of Plan equity are separately identified:

                                                   Total
                                           Fair Value      Cost
      1993:
        Common stocks:
          CBS Inc. common                $183,223,000  $ 72,730,000

          Other                           126,388,000    94,053,000

        Money market funds*                 4,469,000     4,469,000

        Value of interest in unallocated
          insurance contracts             205,021,000   205,021,000

        Guaranteed mortgage contract       70,196,000    70,196,000

        Commingled fund                     3,285,000     3,271,000


                                         $592,582,000  $449,740,000

      1992:
        Common stocks:
          CBS Inc. common                $120,143,000  $ 71,275,000

          Other                           102,239,000    75,176,000

        Preferred stock                     1,167,000       958,000

        Value of interest in unallocated
          insurance contracts             184,552,000   184,552,000

        Guaranteed mortgage contract       64,400,000    64,400,000

        Money market funds*                   597,000       597,000

        Corporate debt                      3,500,000     3,500,000

                                         $476,598,000  $400,458,000

      * At estimated fair value.



                            F-12-7
     At December 31, 1993 and 1992, the Plan held $183.2 million and $120.1 million, respectively, of CBS Inc. common stock. In addition at December 31, 1993 and 1992, the Plan held $205.0 million and $184.6 million, respectively, of unallocated insurance contracts. These investments represent a concentration of credit risk. However, the Plan does not anticipate nonperformance with respect to these investments.

     At December 31, 1993 and 1992, the net appreciation
     (depreciation) of the fair value of the Plan's investments is summarized as follows:

                                                         CBS Inc.
                                             Equity    Contribution
                                            (Fund A)     (Fund C)
    1993:
      Common stocks                       $15,153,000   $60,040,000
      Commingled funds

                                          $15,153,000   $60,040,000

    1992:
      Common stocks                       $17,731,000   $27,748,000
      Preferred stocks                         81,000

                                          $17,812,000   $27,748,000

                                            CBS Inc.
                                          Common Stock   Composite
                                            (Fund D)     (Fund E)
    1993:
      Common stocks                       $ 4,197,000
      Commingled funds                                  $    15,000

                                          $ 4,197,000   $    15,000

    1992:
      Common stocks                        $1,767,000
      Preferred stocks

                                           $1,767,000
                                                           Total
    1993:
      Common stocks                                     $79,390,000
      Commingled funds                                       15,000

                                                        $79,405,000
    1992:
      Common stocks                                     $47,246,000
      Preferred stocks                                       81,000

                                                        $47,327,000
 6.  Tax Status:

     The Plan obtained its latest determination letter on September 10, 1986, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter.
     However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. A plenary Tax Reform filing for an Internal Revenue Service determination letter will be made in 1994.

     Participants will not be subject to income tax on contributions made on their behalf by the Company nor on the plan earnings credited to their account until such time as they withdraw all or any part of their accumulated balance.

 7.  Plan Expenses:

     The expenses of administering the Plan are borne by the Company. Brokerage fees are paid by the Plan.

 8.  Termination Priorities:

     The Company has not expressed any intent to discontinue its contributions. However, it is free to do so at any time, subject to the provisions of ERISA. In the event such discontinuance results in the termination of the Plan, participants will become 100 per cent vested and the net assets of the Plan shall be allocated among the participants and their respective beneficiaries of the Plan in the order provided for in ERISA.



                                                   11-K Financial Statements


                      CBS EMPLOYEE INVESTMENT FUND

                        SCHEDULE I - INVESTMENTS

                         as of December 31, 1993



           Column A                  Column B     Column C      Column D

                                    Face Amount     Cost
                                     or Number    Basis of
Name of Issuer and Title of Issue    of Shares   Investments   Fair Value

                          Equity (Fund A) - 21.77%
Common Stock - 21.33%:

 Hospital/Supply, Service - 2.68%
   Abbott Labs                         60,000    $  1,769,000  $  1,777,000
   C.R. Bard Inc.                      54,000       1,245,000     1,364,000
   Carter Wallace, Inc.                41,000       1,261,000       876,000
   FHP Int'l Corp.                     60,000       1,531,000     1,628,000
   Foundation Health Corp.             58,000       1,244,000     1,798,000
   Johnson & Johnson                   34,000       1,614,000     1,526,000
   Pfizer Inc.                         38,000       2,573,000     2,643,000
   Schering Plough Corp.               20,000       1,184,000     1,370,000
   Wellpoint Health Network            45,000       1,213,000     1,395,000
   Zeneca Group PLC                    40,000       1,158,000     1,490,000

 Total Hospital Supply, Service                    14,792,000    15,867,000

  Entertainment, Leisure & Toys - .26%:
   GC Cos, Inc.                         4,000          71,000       139,000
   Mattel Inc.                         50,000       1,166,000     1,381,000

 Total Entertainment, Leisure & Toys                1,237,000     1,520,000

 Apparel & Textiles - .91%:
   Fruit of the Loom Inc.              37,000       1,313,000       893,000
   Kellwood Co.                        43,000       1,079,000     1,736,000
   Nike Inc. -B-                       28,000       1,344,000     1,276,000
   Stride Rite Corp.                   91,000       1,634,000     1,490,000

 Total Apparel & Textiles                           5,370,000     5,395,000

 Retailing & Distributors - .73%:
   Fingerhut Cos. Inc.                 74,000         911,000     2,081,000
   May Dept. Stores Co.                30,000         648,000     1,181,000
   Service Merchandise Inc.           107,000       1,151,000     1,070,000

 Total Retailing & Distributors                     2,710,000     4,332,000

                                                   11-K Financial Statements

                      CBS EMPLOYEE INVESTMENT FUND

                   SCHEDULE I - INVESTMENTS, Continued

                         as of December 31, 1993

           Column A                  Column B     Column C      Column D

                                    Face Amount     Cost
                                     or Number    Basis of
Name of Issuer and Title of Issue    of Shares   Investments   Fair Value

                    Equity (Fund A) - 21.77%, Continued:

Common Stock - 21.33%, Continued:

 Paper - .57%:
   Riverwood Int'l Corp.               50,000    $    713,000  $    850,000
   Scott Paper Company                 37,000       1,263,000     1,522,000
   Temple Inland Inc.                  20,000         643,000       982,000

 Total Paper                                        2,619,000     3,354,000

 Steel - .24%:
   Cleveland Cliffs Inc.               37,000       1,070,000     1,364,000
   LTV Corp New                         4,000          51,000        60,000

 Total Steel                                        1,121,000     1,424,000

 Publishing and Broadcasting - 2.77%:
   Belo AH Corp. Del                   29,000       1,147,000     1,537,000
   Capital Cities ABC Inc.              4,000       1,380,000     2,416,000
   Comcast Corp. Spl Class A           68,000         974,000     2,448,000
   Gaylord Entmt Corp.                 30,000         308,000       844,000
   Harcourt Gen Inc.                   40,000         678,000     1,450,000
   New York Times Co.                  48,000       1,172,000     1,260,000
   Omnicom Group Inc.                  30,000       1,159,000     1,388,000
   Readers Digest Assn. Inc.           31,000       1,177,000     1,395,000
   Tele Communications Inc.            25,000         734,000       756,000
   Time Warner Inc.                    31,000         679,000     1,372,000
   Washington Post Co. Cl. B            6,000       1,423,000     1,528,000

 Total Publishing and Broadcasting                 10,831,000    16,394,000

 Aerospace - .24%:
   Boeing Co.                          33,000       1,255,000     1,427,000

 Total Aerospace                                    1,255,000     1,427,000

 Electrical Equipment - .15%:
   Lambert Communications             150,000         901,000       909,000

 Total Electrical Equipment                           901,000       909,000

                                                   11-K Financial Statements

                      CBS EMPLOYEE INVESTMENT FUND

                   SCHEDULE I - INVESTMENTS, Continued

                         as of December 31, 1993

           Column A                  Column B     Column C      Column D

                                    Face Amount     Cost
                                     or Number    Basis of
Name of Issuer and Title of Issue    of Shares   Investments   Fair Value

                    Equity (Fund A) - 21.77%, Continued:

Common Stock - 21.33%, Continued:

 Electronics - .47%:
   Micron Technology Inc.              29,000    $    438,000  $  1,362,000
   Texas Instrs. Inc.                  22,000       1,385,000     1,397,000

 Total Electronics                                  1,823,000     2,759,000

 Machinery - .46%:
   Coltec Inds. Inc.                   70,000       1,082,000     1,313,000
   Rockwell Int'l. Corp.               38,000         922,000     1,422,000

 Total Machinery                                    2,004,000     2,735,000

 Computers & Office
    Equipment - 1.12%:
     Hewlett Packard Co.               25,000       1,118,000     1,975,000
     Honeywell Inc.                    30,000         946,000     1,028,000
     Intel Corp.                       21,000       1,239,000     1,302,000
     Sequent Computer Sys. Inc.        85,000       1,446,000     1,296,000
     Stratus Computer Inc.             34,000       1,159,000     1,070,000

 Total Computers & Office Equipment                 5,908,000     6,671,000

 Misc. Capital Goods - .46%:
   BWIP Holding Inc. Class A           43,000         625,000     1,086,000
   Tenneco Inc.                        31,000       1,541,000     1,631,000

 Total Misc. Capital Goods                          2,166,000     2,717,000

 Energy - 1.11%:
   Basin Expl. Inc.                   101,000       1,187,000     1,149,000
   British Petroleum PLC               25,000       1,127,000     1,600,000
   Coastal Corp.                       45,000         871,000     1,271,000
   Mapco Corp.                         22,000       1,173,000     1,345,000
   Texaco Inc.                         19,000       1,099,000     1,217,000

 Total Energy                                       5,457,000     6,582,000

                                                   11-K Financial Statements


                      CBS EMPLOYEE INVESTMENT FUND

                   SCHEDULE I - INVESTMENTS, Continued

                         as of December 31, 1993



           Column A                  Column B     Column C      Column D

                                    Face Amount     Cost
                                     or Number    Basis of
Name of Issuer and Title of Issue    of Shares   Investments   Fair Value

                    Equity (Fund A) - 21.77%, Continued:

Common Stock - 21.33%, Continued:

 Railroads - .42%:
   Chicago & Northwestern HL           48,000    $    941,000  $  1,187,000
   Union Pac. Corp.                    21,000         844,000     1,284,000

 Total Railroads                                    1,785,000     2,471,000

 Shipping and Freight - .34%:
   TNT Freightways Corp.               75,000         934,000     2,025,000

 Total Shipping and Freight                           934,000     2,025,000

 Banks - 2.51%:
   Banc One Corp.                      33,000       1,239,000     1,291,000
   Bank of Boston Corp.                92,000       2,049,000     2,116,000
   Bank of New York Inc.               13,000         682,000       741,000
   Barnett Banks Inc.                  30,000       1,236,000     1,245,000
   First Fid. Bancorp New              38,000         803,000     1,729,000
   First Intst. Bancorp                30,000       1,776,000     1,924,000
   Nationsbank                         52,000       2,522,000     2,548,000
   Signet Bkg. Corp.                   50,000       1,400,000     1,738,000
   Wells Fargo & Co.                   12,000         824,000     1,552,000

 Total Banks                                       12,531,000    14,884,000

 Credit and Finance - 1.68%:
   Federal Home Loan Mtg.              47,000       1,031,000     2,344,000
   Federal Nat'l Mtg. Assn.            47,000       1,423,000     3,689,000
   MBNA Corp.                          40,000         916,000     1,335,000
   Primerica Corp. New                 67,000         877,000     2,592,000

 Total Credit and Finance                           4,247,000     9,960,000


                                                   11-K Financial Statements

                      CBS EMPLOYEE INVESTMENT FUND

                   SCHEDULE I - INVESTMENTS, Continued

                         as of December 31, 1993



           Column A                  Column B     Column C      Column D

                                    Face Amount     Cost
                                     or Number    Basis of
Name of Issuer and Title of Issue    of Shares   Investments   Fair Value

                    Equity (Fund A) - 21.77%, Continued:

Common Stock - 21.33%, Continued:

 Insurance - 3.21%:
   Alleghany Corp. Del.                10,000    $    827,000  $  1,371,000
   Allmerica Ppty & Cas. Co.           30,000         829,000     1,958,000
   American Intl. Group Inc.           38,000       1,850,000     3,291,000
   Chubb Corp.                         31,000       1,595,000     2,414,000
   Cigna Corp.                         23,000       1,432,000     1,443,000
   General Re Corp.                    18,000       1,162,000     1,926,000
   Harleysville Group Inc.             50,000         937,000     1,512,000
   Horace Mann Educators Co.           47,000         846,000     1,175,000
   MGIC Invt. Corp. WIS                12,000         362,000       363,000
   Natl. Re Corp.                      20,000         405,000       620,000
   Sphere Drake Holdings Ltd.          80,000       1,533,000     1,332,000
   Transatlantic Hldgs Inc.            31,000         990,000     1,624,000

 Total Insurance                                   12,768,000    19,029,000

 Telephone - 1.00%:
   American Tel. & Teleg Co.           34,000       1,303,000     1,785,000
   Telefonos de Mexico SA              35,000       1,142,000     2,363,000
   Vodaphone Group PLC                 20,000       1,149,000     1,785,000

 Total Telephone                                    3,594,000     5,933,000

 Total Common Stock                                94,053,000   126,388,000

Money Market Funds - .44%:

 TBC Pooled Employee Funds          2,628,000    $  2,628,000  $  2,628,000

 Total Money Market Funds                           2,628,000     2,628,000

 Total Investments Fund A                          96,681,000   129,016,000


                                                   11-K Financial Statements

                      CBS EMPLOYEE INVESTMENT FUND

                   SCHEDULE I - INVESTMENTS, Continued

                         as of December 31, 1993


           Column A                  Column B     Column C      Column D

                                    Face Amount     Cost
                                     or Number    Basis of
Name of Issuer and Title of Issue    of Shares   Investments   Fair Value

                       Fixed Income (Fund B) - 46.45%:

Contracts with Insurance Companies - 34.60%:

 Aetna Life Ins. GIC, 6.81%,
   7/1/99                          65,858,000      65,858,000    65,858,000
 Equitable, GIC # 3075, 9.65%,
   6/30/94                         48,441,000      48,441,000    48,441,000
 Equitable, GIC # 3075, 9.10%,
   6/30/95                         30,263,000      30,263,000    30,263,000
 Aetna Life Ins. GIC, 9.27%,
   7/1/96                           9,438,000       9,438,000     9,438,000
 New York Life GAC, 8.0%, 6/30/98  51,021,000      51,021,000    51,021,000

 Total Contracts with Insurance
   Companies                                      205,021,000   205,021,000

Guaranteed Morgage Contracts - 11.85%:

  Bankers Trust Basic, 9.0% 7/1/97 70,196,000      70,196,000    70,196,000

  Total Guaranteed Mortgage Contracts              70,196,000    70,196,000

  Total Fixed Income (Fund B)                     275,217,000   275,217,000

                  CBS Inc. Contribution (Fund C) - 28.96%:

Common Stock - 28.85%:

 CBS Inc.                             592,000      65,430,000   170,920,000

 Total Common Stock                                65,430,000   170,920,000

Money Market Funds - .11%:

 TBC Inc. Pooled Employee Funds       674,000         674,000       674,000

 Total Money Market Funds                             674,000       674,000

 Total CBS Inc. Contribution (Fund C)              66,104,000   171,594,000


                                                   11-K Financial Statements

                      CBS EMPLOYEE INVESTMENT FUND

                   SCHEDULE I - INVESTMENTS, Continued

                         as of December 31, 1993

           Column A                  Column B     Column C      Column D

                                    Face Amount     Cost
                                     or Number    Basis of
Name of Issuer and Title of Issue    of Shares   Investments   Fair Value

                   CBS Inc. Common Stock (Fund D) - 2.09%:
Common Stock - 2.08%:

 CBS Inc.                              30,000    $  7,300,000  $ 12,303,000

 Total Common Stock                                 7,300,000    12,303,000

Money Market Funds - .01%:

 TBC Inc. Pooled Employee Funds       109,000         109,000       109,000

 Total Money Market Funds                             109,000       109,000

 Total CBS Inc. Common Stock
   (Fund D)                                         7,409,000    12,412,000

                         Composite (Fund E) - .72%:
Money Market Funds - .17%:

  TBC Inc. Pooled Employee Funds    1,011,000       1,011,000     1,011,000

 Total Money Market Funds                           1,011,000     1,011,000

Commingled Fund - .55%:

  Chancellor Capital Fund             323,000       3,271,000     3,285,000

 Total Commingled Fund                              3,271,000     3,285,000

 Total Composite (Fund E)                        $  4,282,000  $  4,296,000

                         Loan Provision Fund - .01%:
Money Market Funds - .01%:

  TBC Inc. Pooled Employee Funds       47,000    $     47,000  $     47,000

  Total Money Market Funds                             47,000        47,000

  Total Loan Provision Fund                            47,000        47,000

 Total Investments                               $449,740,000  $592,582,000
                             S-7